05037460

UNITED STATES
ND EXCHANGE COMMISSION
ıshington, D.C. 20549

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SEC FILE NUMBER
8-51356

AL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark S. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NADIA A. TROUTENKO
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
APRIL 6, 2008

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

NEXT FINANCIAL GROUP, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

To the Board of Directors and Stockholders
NEXT Financial Group, Inc.

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXT Financial Group, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 13, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$ 2,291,923
Receivable from broker-dealers and clearing organizations	925,307
Marketable securities	179,439
Property and equipment, net of accumulated depreciation	447,814
Receivable – related party	111,970
Other assets	226,705
	$ 4,183,158

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 628,150
Commissions payable	1,309,549
Securities sold, not yet purchased	13,300
	1,950,999
Stockholders' equity	
Common stock, 5,000 shares authorized with $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	3,658,508
Retained earnings (deficit)	(1,426,399)
Total stockholders' equity	2,232,159
	$ 4,183,158

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2004

Revenues	
Commissions income	$ 32,706,958
Investment advisory fees	5,082,366
Other revenue related to securities	939,980
Interest income	40,127
Total revenues	38,769,431
Expenses	
Salaries and other employment costs	2,572,528
Commissions and clearance paid other brokers	33,339,064
Communications	258,909
Occupancy and equipment costs	371,093
Promotional costs	1,034,202
Interest expense	309
Regulatory fees and expense	133,736
Other expenses	731,128
Total expenses	38,440,969
Net income before income taxes	328,462
Provision for federal income taxes	-0-
Net Income	$ 328,462

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock Shares Issued	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Total
Balance at December 31, 2003	653,538	$ 6,535	$3,746,165	$ (131,085)	$ (1,754,861)	$ 1,866,754
Purchase of treasury stock – 21,553 shares				(340,476)		(340,476)
Sale of treasury stock – 6,165 shares (exercise of options)				81,254		81,254
Sale of treasury stock – 22,459 shares (stock purchase plan)			19,446	276,719		296,165
Retirement of treasury stock	(5,381)	(54)	(113,534)	113,588		-0-
Reverse stock split of .00777 to 1	(643,157)	(6,431)	6,431			-0-
Net income					328,462	328,462
Balance at December 31, 2004	5,000	$ 50	$3,658,508	$ -0-	$ (1,426,399)	$ 2,232,159

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2004

Balance at December 31, 2003	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2004	$	-0-

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 328,462
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	126,785
Change in assets and liabilities:	
Increase in accounts receivable from broker-dealers and clearing organizations	(188,715)
Increase in marketable securities	(179,439)
Increase in receivable – related party	(111,970)
Decrease in other assets	38,718
Increase in accounts payable and accrued expenses	155,532
Increase in commissions payable	172,993
Increase in securities sold not yet purchased	13,300
Net cash provided by operating activities	355,666
Cash flows from investing activities:	
Property and equipment purchases	(365,051)
Net cash (used) by investing activities	(365,051)
Cash flows from financing activities:	
Sale of treasury stock	377,419
Purchase of treasury stock	(340,476)
Net cash provided by financing activities	36,943
Net increase in cash and cash equivalents	27,558
Cash and cash equivalents at beginning of year	2,264,365
Cash and cash equivalents at end of year	$2,291,923
Supplemental disclosures:	
Cash paid during the year for:	
Interest	$ 309
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2004

Note 1 - Summary of Significant Accounting Policies

NEXT Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Virginia corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker/dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual fund and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers.

During 2004, the shareholders of the Company voted to create NEXT Financial Holdings, Inc. ("Holdings"). The Company became a fully owned subsidiary of Holdings through the exchange of each outstanding share of common stock of the Company for shares of the common stock of Holdings.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Commissions revenue and related expenses from the sale of mutual funds are recorded on a trade date basis.

Securities readily marketable are carried at market value as determined by quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermine price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2004 were $102,144 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company applies the recognition and measurement provisions of APB Opinion No. 25 to account for compensation cost of stock option plans, which is referred to as the intrinsic value method. No compensation was recognized by the Company for 2004 as all options carried exercise prices equal to the market prices of the common stock on the dates of grant. The following table shows the effects of net income had compensation cost been measured by the fair value method pursuant to FASB Statement No. 123.

Net income, as reported	$ 328,462
Compensation cost based on the fair value method	(3,064)
Pro forma net income	$ 325,398

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 the Company had net capital of approximately $1,353,251 and net capital requirements of $129,179. The Company's ratio of aggregate indebtedness to net capital was 1.43 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year ending December 31,	
2005	$ 186,293
2006	188,560
2007	191,394
2008	197,628
2009	190,428
Thereafter	174,559
	$1,128,862

Rental expense for the year ended December 31, 2004 was $178,661 and is reflected in occupancy and equipment costs.

Note 5 - Federal Income Taxes

At December 31, 2004, the Company has net operating losses of approximately $961,825 which would be carried forward to offset against future taxable income. This net operating loss carryforward would expire as follows:

Year ending December 31,	
2019	$ 146,321
2020	384,983
2021	384,590
2022	45,931
	$ 961,825

The tax benefit from the net operating loss carryforward of $961,825 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 136,701
Benefit from utilization of net operating loss carryfoward of $402,063	(136,701)
Provision for federal income taxes	$ -0-

Note 6 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made no contributions to the plan for the year ended December 31, 2004.

Note 7 - Property and Equipment

The classes of property and equipment are as follows:

Note 7 - Property and Equipment, continued

Furniture and fixtures	$ 112,890
Computer equipment and software	622,703
Leasehold improvements	15,455
	751,048
Less: accumulated depreciation	(303,234)
	$ 447,814

Depreciation expense for the year ended December 31, 2004 was $126,785 and is reflected in occupancy and equipment costs and other expenses.

Note 8 - Stock Options

The Company granted options to key employees to purchase shares of its common stock at a value determined by management on the date of grant. Options generally vested over one to six years, and currently expire no later than six years from the date of grant. As of October 1, 2004 a Plan of Share Exchange (the "PSE") was adopted, in which shareholders maintained the same proportional share interest in Holdings as they had in the Company. PSE states that options granted for the Company automatically became options granted for Holdings stock in the same proportion.

The weighted average fair value of the options granted (extended) during the year was estimated using the Black-Scholes option pricing model in 2004 using the following assumptions:

Risk-free interest rate	-0-
Expected life (years)	-0-
Expected volatility	-0-
Expected dividends	-0-

A summary of option transactions during the year ended December 31, 2004 is shown below:

Note 8 - Stock Options, continued

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2003	292,083	$ 12.45
Granted	16,200	14.00
Exercised	(6,165)	13.58
Canceled	-0-	-0-
Options transfer to Holdings	(302,118)	12.50
Outstanding at December 31, 2004	-0-	$ -0-
Exercisable at December 31, 2004	-0-	$ -0-
Weighted average fair value of options granted during 2004	$ -0-	

There were no options outstanding as of December 31, 2004.

Note 9 - Stock Purchase Plan

The Company had a stock purchase plan (the "Plan") under which any director, employee, or registered representative of the Company who had attained age 21 is eligible to participate. Under the Plan, each eligible participant could subscribe to purchase up to 10,000 shares of the Company's common stock at fair market value as determined by the Board of Directors. The maximum number of shares of the Company's common stock which was available for issuance under the Plan was 200,000. Each participant could pay cash for shares subscribed or could pay for subscribed shares by authorizing payroll deductions over a period not to exceed two years. Shares were issued upon completion of the participant's obligation. As the Plan was non-compensatory, the Plan did not result in compensation costs.

Effective October 1, 2004, a Plan of Share Exchange ("PSE") was adopted, in which shareholders maintained the same proportional share interest in Holdings as they had in the Company. PSE states that the Plan automatically be transferred to Holdings. Activity of the Plan for the year ended December 31, 2004, is as follows:

Note 9 - Stock Purchase Plan, continued

Shares

	Shares Subscribed	Shares Issued	Shares Reserved
Balance, January 1, 2004	96,379	85,983	10,396
Subscriptions initiated	34,495	-0-	34,495
Subscriptions completed	-0-	18,058	(18,058)
Subscriptions transferred to Holdings October 1, 2004	(130,874)	(104,041)	(26,833)
Balance, December 31, 2004	-0-	-0-	-0-

Note 10 - Concentration Risk

At December 31, 2004, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 11 - Commitment and Contingencies

The Company has been named as a defendant in an arbitration proceedings and employment lawsuits incidental to its securities business. The plaintiffs seek damages in excess of $500,000. Management intends to present a vigorous defense.

The ultimate outcome of these proceedings and lawsuits cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 12 - Common Stock Reverse Split

On October 1, 2004 the Board of Directors of the Company approved the PSE with Holdings. After the PSE, Holdings became the owner of all outstanding shares of the Company. Subsequently the Board of Directors of the Company voted a .00777 to 1 reverse stock split reducing the number of outstanding shares of the Company from 653,538 to 5,000. There was no change in the par value of the common stock.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2004

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$2,232,159
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		2,232,159
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker-dealers and clearing organizations	$ 28,047	
Property and equipment	447,814	
Other assets	226,705	
Receivable – related party	111,970	
Excess fidelity bond deductible	2,681	
Deficits in clearing account	3,733	(820,950)
Net capital before haircuts on securities positions		1,411,209
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Money market accounts	46,279	
Undue concentration	7,272	
Marketable securities	4,407	(57,958)
Net capital		$1,353,251

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 628,150
Commissions payable	1,309,549
Total aggregate indebtedness	$1,937,699

Schedule I (continued)

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 129,179
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 129,179
Net capital in excess of required minimum	$1,224,072
Excess net capital at 1000%	$1,159,482
Ratio: Aggregate indebtedness to net capital	1.43 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2004

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
NEXT Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of NEXT Financial Group, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 13, 2005